

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

<u>Via E-Mail</u>

Richard J. Heckmann
Chief Executive Officer
Heckmann Corporation
75080 Frank Sinatra Drive
Palm Desert, CA 92211

> **Re: Heckmann Corporation**
> **Form 8-K**
> **Filed March 14, 2011**
> **Correspondence submitted March 21, 2011**
> **File No. 001-33816**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your explanation in the letter submitted March 21, 2011 that the balance sheet reclassification and adjustments to earnings and earnings per share are isolated and not pervasive to your financial statements in the interim periods ended June 30 and September 30, 2010. It appears to us that these adjustments were material and should have been included in the Item 4.02 (a) Form 8-K. Please revise your Form 8-K or file a new Form 8-K to disclose the impact of the correction in accounting for contingent consideration in the interim periods stated above. Alternatively, please provide us with an explanation why a revision is not necessary and include your assessment of materiality. See SAB Topic 1.M.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services